SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________________________________________________
In the Matter of Dominion Resources, Inc. Richmond, Virginia File Nos. 70-9517 70-9477 70-9555 70-9679 70-9967 (Public Utility Holding Company Act of 1935)	:	CERTIFICATE OF NOTIFICATION NO.13 TRANSACTIONS DURING PERIOD January 1, 2003 through March 31, 2003
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TO THE SECURITIES AND EXCHANGE COMMISSION:

Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's EWG investment limit was approved (the "December 28, 2001 Order").

By Commission order dated January 3, 2003 (HCAR 27634) (the "January 3, 2003 Order") in the proceeding at File No. 70-9967, Dominion was authorized to form a consolidated DRI Money Pool and to terminate the existing CNG Money Pool.

By Commission order dated January 28, 2003 (HCAR No. 27644) in the proceeding at File No. 70-9477, Dominion was granted authorization to continue its process of divesting the holdings of its subsidiary Dominion Capital,Inc. ("DCI") beyond the third anniversary of the effective date of the merger authorized in the Commission's order of December 15, 1999 (HCAR No. 27113) (the "January 28, 2003 Order"). The January 28, 2003 Order requires that certain financial information relating to DCI's investments be filed with the Commission on a quarterly basis.

This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order, the December 28, 2001 Order, the January 3, 2003 Order and the January 28, 2003 Order with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), DCI, and Virginia Electric and Power Company ("Virginia Power").

Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I. EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is one hundred percent of consolidated retained earnings plus $4.5 billion. At March 31, 2003, Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $4.0 billion(a) and "consolidated retained earnings" (as defined in Rule 53(a) under the PUHCA) was approximately $1.5 billion. Accordingly, at March 31, 2003, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $2.0 billion.

B. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

C. At March 31, 2003, Dominion's consolidated capitalization ratio was: debt 57%, common equity 37%, and preferred securities of subsidiaries of 6%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At March 31, 2003, the market-to-book ratio of Dominion's common stock was 1.65 to 1.

E. In the first quarter of 2003, Dominion invested or committed to invest in EWG's or FUCO's amounts that count against the Modified Rule 53 Test. Such amounts are set forth in Exhibit A, which is being filed in paper format pursuant to a request for confidential treatment under Rule 104(b) of PUHCA.

F. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the first quarter.

(a)The amount of Dominion's "Aggregate Investment" excludes undistributed equity earnings and includes guarantees in the amount of $2.4 billion.

G. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO Projects for the three months ending March 31, 2003.

II. FINANCING BY DOMINION

A. Sale of Dominion Common Stock

1. Sales to Plans

Dominion issued and sold the following shares of its common stock during the reporting period.

	Number of Shares| (thousands)	Dollar Values (thousands)

Dominion Direct Investment Plan	570	$31,679
Stock Option Plans	541	25,569
Employee Savings Plan	325	18,098

2. Public Offerings

None.

B. Short Term Debt

During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on March 31, 2003 were as follows.

	Maximum Outstanding (thousands)	Principal Amount as of 3/31/03 (thousands)

Dominion	$1,196,857	$0
Virginia Power	442,767	42,617

In September 2002, Dominion financed its acquisition of Cove Point LNG Limited Partnership from a subsidiary of the Williams Companies with commercial paper supported by a $250 million revolving credit facility. The facility terminated on March 5, 2003 and was not renewed. No borrowings were made under this credit facility during the quarter.

C. Long-Term Debt

During the first quarter of 2003, Dominion issued $300 million of 2003 Series A 2.80 percent senior notes due 2005, $400 million of 2003 Series B 4.125 percent senior notes due 2008, $500 million of 2003 Series C Floating Rate Mandatory Extension Notes due 2013, $300 million of 2003 Series D 5.0 percent senior notes due 2013 and $300 million of 2003 Series E 6.30 percent senior notes due 2033. On January 31, 2003, an aggregate principal amount of $1 billion of Dominion's 2001 Series A 6.0 percent senior notes matured.

D. Interest Rate Swaps

None.

III. EQUITY INVESTMENTS IN, AND GUARANTEES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI, CNG AND/OR ITS SUBSIDIARIES

A. Equity Investments

During the quarter, Dominion purchased $1,000 of DFV Capital Corporation common stock and contributed $14.4 million in additional capital.

B. Guarantees and Other Credit Support (excludes CNG Guarantees and Other Credit Support which are reported in CNG's quarterly Rule 24 certificate)

Guarantees

Dominion has issued guarantees to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guarantees as of March 31, 2003 is approximately $4.8 billion, and the subsidiaries' debt subject to such guarantees totaled $563 million.

Standby Letters of Credit

At March 31, 2003, DEI had authorized the issuance of standby letters of credit by a financial institution in the amount of $106 million, for the benefit of certain counterparties that had extended credit to this subsidiary. In the unlikely event that DEI does not pay amounts when due under the covered contracts, any covered counterparty may present its claim for payment to the financial institution, which would then request payment from DEI, as applicable. The letters of credit of DEI are backed by the 3-year revolving credit facility that matures in May 2005. As of March 31, 2003, no amounts had been presented for payment under these letters of credit.

Surety Bonds

At March 31, 2003, Dominion and Virginia Power had purchased $82 million of surety bonds, of which $57 million was associated with the financial assurance requirements imposed by the Nuclear Regulatory Commission with respect to the decommissioning of Virginia Power's nuclear units. Under the terms of the surety bonds related to nuclear decommissioning, Virginia Power is obligated to indemnify the respective surety bond company for any amounts paid. The liability for future nuclear decommissioning is included in Dominion's consolidated balance sheets at March 31, 2003. The remaining $25 million relates to surety bonds purchased by various Dominion subsidiaries for purposes, such as providing worker compensation coverage and obtaining licenses, permits and rights-of-way. To the extent liabilities are incurred as a result of the activities covered by the surety bonds, such liabilities would be included in Dominion's consolidated balance sheets until paid. Under the terms of the surety bonds, Dominion is obligated to indemnify the respective surety bond company for any amounts paid on behalf of its subsidiaries.

Short-term Demand Note

Effective March 1, 2003, a consolidated DRI Money Pool ("DRI Money Pool") was formed and the existing CNG Money Pool was terminated pursuant to a SEC order. Outstanding balances under the CNG money pool and certain advances from Dominion to CNG pursuant to a short-term demand note (Demand Note) were converted to DRI Money Pool borrowings on March 1, 2003. At March 31, 2003 there were no outstanding borrowings under the Demand Note.

DRI Money Pool

The maximum outstanding borrowings under or investments in the DRI Money Pool by each participant during period February through March 2003.

Account A participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$718,072	-
The East Ohio Gas Company	-	$(502,777)
The Peoples Natural Gas Company	-	(197,296)
Hope Gas, Inc.	-	(31,864)

Account B participants (in thousands):

Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$1,476,353	-
Consolidated Natural Gas Company	1,301,959	-
Dom. Transmission, Inc.	-	$(54,281)
Dom. Iroquois, Inc.	4,715
Dom. Exploration & Prod.	-	(1,366,410)
CNG Pipeline Co.	785
Dominion Field Services	15,111	(23,187)
CNG Power Services Corp.	-	(3,153)
Dom. Products and Services	113,569	-
CNG International Corp.	78,726	-
Dom. Retail, Inc.	-	(52,851)
CNG Main Pass Gas	-	(21,757)
CNG Oil Gathering	526	(24)
Dom. Greenbrier, Inc.	-	(17,472)
Dom. Okla. Texas Exploration & Prod., Inc.	-	(295,024)
Dom. Nat. Gas Storage, Inc.	-	(17,448)
Dominion Energy, Inc.	-	(1,176,563)
Dom. Reserves, Inc.	51,134	-
Dom. Resources Services, Inc.	-	(92,661)
Dom. Alliance Holdings, Inc.	-	(9,044)
DT Services, Inc.	14,412	-
Dom. Metering Services, Inc.	-	(198)

The interest rate charged on DRI Money Pool borrowings and paid on DRI Money Pool investments ranged from 1.31 to 1.51 percent during March 2003.

During March 2003 there were no borrowings made by Account A participants from Account B participants under the DRI Money Pool.

IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

Long Term Debt

A. Sale of 4.75 percent Senior Notes

See attached Form U-6B-2 filed as Exhibit C.

B. Maturities

On February 12, 2003, an aggregate principal amount of $10 million of Virginia Power's 1988 Series B24 9.0 percent medium-term notes matured.

C. Interest Rate Swap Transactions

On January 13, 2003, Virginia Power executed three interest rate swap transactions to hedge fixed rate debt. The financial terms of the swaps are being filed under separate cover as Exhibit D under a claim of confidential treatment pursuant to Rule 104(b).

V. DCI INVESTMENTS

Certain information regarding DCI's investments and divestitures during the first quarter of 2003 are being filed under separate cover as Exhibit E under a claim of confidential treatment pursuant to Rule 104(b).

VI. EXHIBITS

A. Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

B. Joint Form U-6B-2 filed on behalf of the companies listed therein for Rule 52 transactions reported for the quarter.

C. Form U-6B-2 for Rule 52 transactions by Virginia Power.

D. Financial Information regarding Interest Rate Swaps by Virginia Power. (Filed under confidential treatment pursuant to Rule 104(b)).

E. Financial Information regarding DCI's current investments and divestitures. (Filed under confidential treatment pursuant to Rule 104(b)).

SIGNATURE

The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

/s/ James F. Stutts____ By James F. Stutts Its Attorney
May 29, 2003

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By
Dominion Resources, Inc. ("DRI")
Dominion Energy, Inc. ("DEI")
Dominion Capital, Inc. ("DCI")
Dominion Cogen WV, Inc. ("Cogen")
Kincaid Generation, LLC ("Kincaid")
Dominion Energy Services Company, Inc. ("DESCO")
Dominion Reserves, Inc. ("DRV")
State Line Energy, LLC ("State Line")
Dominion Appalachian Development, Inc. ("DADI")
Dominion Appalachian Development Properties, LLC ("DADP")
Dominion Midwest Energy, Inc. ("DMEI")
Dominion Michigan Production Services, Inc. ("DMPS")
Dominion Gas Processing MI, Inc. ("DGPM")
Dominion Black Warrior Basin, Inc. ("DBWB")
Dominion Reserves - Utah, Inc. ("DRVU")
Dominion Reserves - Indiana, Inc. ("DRVI")
Dominion Reserves Gulf Coast, Inc. ("DRVG")
Cypress Energy, Inc. ("Cypress")
San Juan Partners, LLC ("San Juan")
Virginia Electric and Power Company ("VEPCO")
Virginia Power Services, Inc. ("VPS")
Virginia Power Nuclear Services ("VPNS")
Virginia Power Energy Marketing, Inc. ("VPEM")
Virginia Power Services Energy Corp., Inc. ("VPSE")
Virginia Power Nuclear Services, Inc. ("VPNS")
Dominion Cove Point LNG LP ("CVPT")
Tioga Properties, LLC ("TIOGA")
Dominion Technical Solutions, Inc. ("DTECH")
Dominion Telecom, Inc. ("DTI")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Evidence of indebtedness for Advances ("Advances").

2.	Issue, renewal or guaranty:
Issue by book entry.
3.	Principal amount of each security:
Funds are borrowed and/or repaid daily as cash needs indicate.
4.	Rate of interest per annum of each security:
The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.
5.	Date of issue, renewal or guaranty of security:
Borrowings are made on a daily basis and reported at the end of the quarter.
6.	If renewal of security, give date of original issue:
Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.
7.	Date of maturity of each security:
Open account.
8.	Name of the person to whom each security was issued, renewed or guaranteed:
See Schedule 1.
9.	Collateral given with each security, if any:
None.
10.	Consideration received for each security:
None, other than interest accrued.
11.	Application of proceeds of each security:
To provide working capital.
12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.
14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.
15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Advances (thousands) 3/31/03
DTECH	DRI	$209
DTI	DRI	2,190
DCI	DRI	672,204
CVPT	DRI	55,776
TIOGA	DRI	3,362
DRV	DEI	138,379
DEI	Cogen	22,471
DEI	Kincaid	2,672
DEI	DESCO	8,212
State Line	DEI	163,371
DRV	DADI	53,357
DADP	DRV	92,505
DRV	DMEI	54,180
DRV	DMPS	5,700
DGPM	DRV	7,786
DBWB	DRV	30,733
DRV	DRVU	35,969
DRVI	DRV	11,150
DRV	DRVG	54,865
Cypress	DRV	6,297
DRV	San Juan	13,052
VPS	VEPCO	69,109
VPNS	VPS	2,730
VPEM	VPS	27,929
VPSE	VPS	55,582

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By

Virginia Power

This certificate is notice that the above named company ("Virginia Power") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of the security or securities:
Senior Notes.
2.	Issue, renewal or guaranty:
Issue.
3.	Principal amount of each security:
$400,000,000.
4.	Rate of interest per annum of each security:
4.75 percent per annum.
5.	Date of issue, renewal or guaranty of security:
February 28, 2003.
6.	If renewal of security, give date of original issue:
Not applicable.
7.	Date of maturity of each security:
March 1, 2013.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The Notes were purchased by Barclays Capital Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., BMO Nesbitt Burns Corp., KBC Financial Products USA Inc., and PNC Capital Markets, Inc., as underwriters to the transaction.

9.	Collateral given with each security, if any:
None.
10.	Consideration received for each security:
After deducting underwriters' commissions of $2,600,000, and a discount of $632,000, net proceeds from the sale of Senior Notes were $396,768,000.
11.	Application of proceeds of each security:
The net proceeds from the sale of Senior Notes were used for general corporate purposes, including the repayment of debt.
12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.
13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.
14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.
15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52.